SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2016

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF n° 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-Held Company

Minutes of the Board of Directors Meeting held on December 14, 2016

1. Date, Time and Place: On December 14, 2016, at 6:30 a.m. by conference call, as expressly authorized by Article 21, Paragraph 2 of the Company’s Bylaws.

2. Call Notice and Attendance: As all members of the Company’s Board of Directors attended the meeting, the summoning was dismissed and the instatement and approval of the quorum were verified. In addition, the CEO and CFO and Investor Relations Officer of the Company were present, along with representatives of legal and financial advisors.

3. Composition of the Board: Chairman: Odair Garcia Senra. Secretary: Renata de Carvalho Fidale.

4. Agenda: deliberate regarding the proposal for sale, in a private transaction, of up to 30% of shares issued by Construtora Tenda S.A. (“Tenda” and “Shares”, respectively) and related measures.

5. Preliminary Presentation: As negotiations were concluded, Gafisa’s Board of Directors was presented with the final version of the Share and Purchase Agreement (“SPA”) to be executed with Jaguar Real Estate Partners, LP (“Jaguar”) for the sale, by Gafisa, in a private transaction, of up to 30% of the shares issued by Tenda ("Shares"), without prejudice to the preemptive rights of the Company’s shareholders as stated in Article 253 of Law 6.404/76. The final version of SPA was initialized by the Presiding Board and filed at the headquarters of the Company.

6. Resolutions: After analysis and discussion of terms and conditions of the SPA, the attending Board members unanimously resolved to approve the execution, by the Company, of the SPA, and the disclose of a Material Fact, which the draft was also initialized by the Presiding Board and filed at the headquarters of the Company.

6. Closing: With no further matters to be discussed, these minutes were prepared and, after revised and unanimously approved by the Board members, duly executed. Signatures: Odair Garcia Senra (Chairman), Renata de Carvalho Fidale (Secretary). Board members: Odair Garcia Senra, Cláudio José Carvalho de Andrade, Francisco Vidal Luna, Guilherme Affonso Ferreira, José Écio Pereira da Costa Júnior, Maurício Marcellini Pereira and Rodolpho Amboss.

I certify that this is a true copy of the minutes drawn up in the appropriate book.

Renata de Carvalho Fidale
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 14, 2016

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer